TMM COMPANY CONTACT:                     AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                      Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                 312-726-3600
jacinto.marina@tmm.com.mx                     kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM TO FILE FIRST-QUARTER 2013 EARNINGS RELEASE
AND 2012 ANNUAL REPORT IN MAY

(Mexico City, April 24, 2013) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM”), a Mexican intermodal transportation and logistics company, announced today that it will file its first-quarter earnings release and its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) in May.

Due to changes in the economic environment and to the fact that TMM’s current operations are concentrated in Mexico, on February 26, 2013, TMM announced its decision to change its functional and reporting currency from the U.S. dollar to the Mexican peso effective January 1, 2012.

To allow sufficient time to process this change to TMM’s financial statements previously filed with the SEC, TMM intends to file its first-quarter earnings release on May 16, after filing its Annual Report on Form 20-F on May 15.

Headquartered in Mexico City, TMM is a Latin American intermodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.